ENERGY TRANSFER EQUITY, L.P.

3738 Oak Lawn Avenue

Dallas, Texas 75219

October 27, 2011

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Mara L. Ransom, Legal Branch Chief
Division of Corporation Finance

Re:	Energy Transfer Equity, L.P.

Registration Statement on Form S-4 (as amended)

File No. 333-175461

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Energy Transfer Equity, L.P. (“ETE”) respectfully requests acceleration of the effective date of the above-captioned Registration Statement to 5:00 p.m., Washington, D.C. time, on October 27, 2011, or as soon as practicable thereafter.

ETE hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve ETE from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	ETE may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENERGY TRANSFER EQUITY, L.P.

By:	/s/ John W. McReynolds
John W. McReynolds President and Chief Financial Officer – ETE

cc:	Eric Herschmann, Southern Union Company

William N. Finnegan IV, Latham & Watkins LLP

Sean T. Wheeler, Latham & Watkins LLP

Don M. Glendenning, Locke Lord LLP